EXHIBIT 99.3

CERTIFICATION PURSUANT TO

18 U.S.C. Section 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dr. Reddy’s Laboratories Limited (the “Company”) on Form 20-F for the period ended March 31, 2014 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, G.V. Prasad, Co-Chairman and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2014	/s/ G.V. Prasad
G.V. Prasad
Hyderabad, India	Co-Chairman and Chief Executive Officer